A D I F F E R E N T K I N D O F G O L D C O M P A N Y D I F F E R E N T I S B E T T E R 2002 Annual & Special Meeting

Safe Harbor Certain statements in these materials constitute forward-looking statements. Statements in these materials that are forward-looking statements are subject to various risks and uncertainties concerning Meridian's ability to successfully integrate the operations of Meridian and Brancote, the successful development of new projects, changes in governmental regulation affecting the companies' mining operations, political and economic risks related to Meridian's foreign investments and operations and other risk factors identified in Meridian's filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (the "SEC"). Such information contained herein represents the best judgment of Meridian's management as of the date hereof based on information currently available. Meridian does not intend to update this information and disclaims any legal liability to the contrary. Meridian cautions the reader that these risks may not be exhaustive. Meridian operates in a continually changing business environment, and new risks emerge from time to time. Meridian cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Meridian undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information: Meridian will file a registration statement on Form F-4 relating to the exchange offer with the SEC if the exchange offer does not qualify for an exemption from the registration requirements of the Securities Act. If Meridian files a registration statement with the SEC, it will contain a prospectus and other documents relating to the exchange offer. A copy of the prospectus will be mailed to Brancote shareholders when the registration statement becomes effective. Brancote shareholders are urged to read the prospectus that would be part of such registration statement if and when it becomes available before they make any decision with respect to the exchange offer. Meridian will file a proxy statement relating to a meeting of its shareholders if a vote of shareholders of Meridian is required in connection with the exchange offer. Shareholders of Meridian are urged to read such proxy statement if and when it becomes available. Such prospectus and proxy statement will contain important information about Meridian, Brancote, the exchange offer and related matters. Brancote shareholders and Meridian shareholders may obtain a free copy of such prospectus and proxy statement and other documents filed by Meridian with the SEC at the SEC's website at www.sec.gov. Such prospectus, proxy statement and other documents may also be obtained for free upon written or oral request from Meridian Gold, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +775 850 3777. In the event that a vote of shareholders of Meridian is required in connection with the exchange offer, Meridian and its directors and senior officers will be deemed to be participants in the solicitation of proxies from Meridian shareholders. Information concerning the participants in the solicitation will be set forth in the proxy statement that will be filed by Meridian with the SEC if a vote of Meridian shareholders is required in connection with the exchange offer. This document is published on behalf of Meridian, is the sole responsibility of Meridian and has been approved by Standard Bank London Limited solely for the purposes of Section 21 of the Financial Services and Markets Act 2000. D I F F E R E N T I S B E T T E R

Agenda The Meridian story The next chapter l l D I F F E R E N T I S B E T T E R Strategic plan l

The Meridian Story D I F F E R E N T I S B E T T E R

Meridian is different Focused Strategy 1 Highly profitable 2 Unhedged 3 No debt 4 Growth 5 THE M E R I D I A N STORY

Focused Strategy 1 2 3 High-grade veins Organic growth Low cost producer 1 THE M E R I D I A N STORY

Highly Profitable at Low Gold Prices Return on equity (ROE) 2001 Meridian 2001 Gold Industry Avg. East 0.26 0.064 2 * Nesbitt Burns data THE M E R I D I A N STORY

Unhedged 2001 year-end reserves hedged * (%) Meridian Gold Gold Industry East 0 0.24 3 * Nesbitt Burns data THE M E R I D I A N STORY

No Debt 2001 year-end debt to equity ratio* Meridian Gold Gold Industry East 0 0.76 * Nesbitt Burns data 4 THE M E R I D I A N STORY

Organic Growth Reserves continue to grow (Million oz.) 5 1998 1999 2000 2001 El Penon 894 1233 1532 1800 Jerritt Canyon 479 456 400 300 1.4 2.1 Jerritt Canyon El Penon 1.9 1.7 THE M E R I D I A N STORY

Organic Growth Gold production (K ozs) Cash costs (Per oz) 435 202 1996 2001 2X $83 $239 1996 2001 -65% 5 THE M E R I D I A N STORY

Our History Relative Performance ($US basis) Meridian Gold Gold Price TSE 300 Gold Index THE M E R I D I A N STORY

The Next Chapter D I F F E R E N T I S B E T T E R

Quality and Growth

Meridian + Brancote Quality and Growth Meridian Brancote Merging Strengths Leading intermediate gold producer Superior growth to industry Superior costs Superior returns Esquel: >3M ozs of resources Large, high grade deposit with upside Now ready for development Track record Strong cash flow and balance sheet Record of growth and value creation THE NEXT CHAPTER

A Compelling Transaction Reserves and resources: Note: All amounts in $US unless otherwise noted; M=million 60% > 8M ozs Annual Production*: 75% 700,000 ozs NAV, CFPS, EPS: accretive Cash costs remain in lowest decile < $100/oz Total costs remain in lowest decile < $185/oz * in 2004 THE NEXT CHAPTER

Brancote Holdings PLC - At Closing Minera El Desquite S.A. Esquel Deposit 100% 100% Argentinean Partners Adjoining Land and Deposits 60% 40% THE NEXT CHAPTER Implied Market Cap(1): $293M Net Cash: $2M FD Shares: 116.9M Listing: London (AIM) Ticker: BNC Current Brancote Shareholders Argentinean Partners 23.6% 76.4% 1. Based on Brancote closing price April 3, 2002 of 174 pence

Esquel High-grade, wide shallow veins allow open pit mining Many veins crop out but have never been drilled Easy logistics with established infrastructure Large resource: >3M ozs gold at a grade of 8.5g/t Considerable upside at deposit and adjoining land THE NEXT CHAPTER

Brancote Land Position 181,000 hectares or 1,800 square kilometers Esquel concessions 100% owned Huemules, Leleque, and Nahuel Pan 60% owned through JV Significant potential for epithermal mineralization Nahuel Pan Esquel Concessions Leleque Huemules THE NEXT CHAPTER

Two of the Best in the World Esquel and El Penon 1. 2001 actual results 2. Includes cash operating cost, capex and acquisition cost Deposit Type Gold Reserves & Resources Mining Method Annual Production Total Cash Costs Total Production Costs Construction Capital Start-up El Penon(1) High-grade, low-sulfidation, epithermal vein gold deposit 2.8M ozs Underground 318,000 ozs US$43/oz US$80/oz US$77M 2000 THE NEXT CHAPTER

We Transformed El Penon from Deposit to Gold District Significant upside on 400 sq. km property 0.8M oz 1996 1998 Quebrada Orito Discovery Wash Quebrada Colorada 2.8M oz Quebrada Orito Quebrada Colorada Cerro Martillo Martillo Flats Discovery Wash 2001 3.6M oz* * Includes past production THE NEXT CHAPTER

2000 1.7M oz 2001 >3.0M oz Will do the Same with Esquel Esquel deposit has grown in a similar way to El Penon ??M oz Galadriel Ungoliant Elena Sur Julia Antonia Galadriel Sur Football Field Post Mineral Cover 8/01 Resource Areas Open mineralization Vein / Structure 2002+ Elena Norte THE NEXT CHAPTER

The Leading Intermediate Producer - 100 200 300 400 500 600 700 800 Kinross Lihir Iamgold New Glamis TVX Gold Goldcorp Agnico-Eagle 2004 Est. Total Cash Cost (US$/oz) 2004 Est. Annual Production (000 oz) 50 70 90 110 130 150 170 190 210 230 New Meridian Meridian Source: BMO Nesbitt Burns Gold Mining Research and Meridian THE NEXT CHAPTER

Strategic Plan D I F F E R E N T I S B E T T E R

Corporate Objectives STRATEGIC PLAN 1 2 3 Superior Returns Profit Growth $2B Market Cap

Three-Point Strategy 1 2 3 Low-cost producer Quality growth Focused acquisitions STRATEGIC PLAN

Remains a low cost producer Meridian New Meridian STRATEGY 1 Western World Cumulative Production Costs ($/oz) Goldfields Mineral Services Cost Curve (2001 Actuals) STRATEGIC PLAN

Reserves Resources Iamgold 2000 4400 Meridian 2.1 2.9 New Meridian 2.1 5.9 Agnico Eagle 3268 5242 Glamis Gold 3297 4824 Goldcorp 4838 1671 Kinross 5661 9460 TVX Gold 6400 7449 Lihir 15200 34500 Buenaventura 16078 8843 Contained Gold (millions oz) New Meridian Reserves and Resources As at December 31, 2001 +60% Quality Growth 2 STRATEGIC PLAN

Focused Acquisitions Criteria Accretive to NAV, CFPS, EPS 2-3 million oz. niche High grade veins Precious metals focus Americas first STRATEGY 3 Pacific Rim Resources Brancote Holdings Gold Hawk (51%) STRATEGIC PLAN

The New Meridian Cash costs (Per oz) Gold production (K ozs) 435 202 1996 2001 2004 700 $83 $239 1996 2001 $95 2004 STRATEGIC PLAN

IN SUMMARY

A Different Kind of Gold Company

- Superior profitabilty
  - >double digit ROE, building cash reserves
- Superior growth
  - unhedged, two superior gold districts
- Superior cost structure
  - no debt, cash costs less than $100/oz
- Focused exploration/acquisition program
  - will drive future growth

DIFFERENT IS BETTER

A D I F F E R E N T K I N D O F G O L D C O M P A N Y D I F F E R E N T I S B E T T E R